FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"First quarter 2011: Sales exceed $4 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Michael Edmond Isaac Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, April 15, 2011

First Quarter 2011: Sales exceed $4 billion

•	Sales up 13 percent at constant exchange rates
•	Good start to Northern hemisphere season
•	Strong growth in emerging markets continues

Sales in the first quarter of 2011 increased by 13 percent at constant exchange rates.  Volume expanded by 14 percent, representing the fourth consecutive quarter of double digit growth.  Reported sales were 14 percent higher at $4.02 billion.

Integrated Crop Protection and Seeds performance

In Europe, Africa and the Middle East, sales increased by 20 percent, with strong growth in both Crop Protection and Seeds.  A favorable environment encouraged early investment by wheat growers across the region.   Eastern Europe rebounded from difficult conditions in the second half of 2010 with increased demand for premium crop protection products and widespread adoption of high value sunflower seeds, where Syngenta is the market leader.  In North America, sales increased by 6 percent reflecting a strong Seeds performance.  Crop Protection sales were unchanged: robust volume growth in the USA compensated for lower prices, due to the timing of higher rebate recognition in 2010, as well as for lower sales of cereal herbicides in Canada.  Latin America continued its outstanding record with growth of 16 percent, driven in particular by fungicides, insecticides and corn seed.  Sales in Asia Pacific increased by 6 percent, with a decline in Japan more than offset by continuing expansion of crop protection usage in the emerging markets.

Product line sales

Growth in Selective Herbicides was driven by cereal herbicides in Europe and by strong volume growth in the USA, reflecting the success of solutions for weed resistance in corn and soybean.  Non-selective Herbicide sales also increased, with volume growth notably in Latin America.  Fungicides expanded in all regions, with the main Northern hemisphere applications still to come.  Insecticides growth was broad-based across the portfolio, with sales of the new product DURIVO®

Syngenta – April 15, 2011 / Page  of 1 of 3

more than doubling.  Sales of Professional Products increased by 4 percent, with some improvement in consumer markets in Europe.

Combined sales of new Crop Protection products reached $185 million in the first quarter, an increase of 31 percent.

Growth in Corn & Soybean seeds was driven by North America, where our enhanced corn portfolio has been well received, with rapid expansion also in Latin America.  Sales of Diverse Field Crops increased by one third on an underlying basis, driven by sunflower expansion in Russia and the Ukraine; acquisitions contributed a further 20 percent to growth.  Vegetables continued their track record of strong growth with expansion in all key crops.

Mike Mack, Chief Executive Officer, said: “Our first quarter sales performance demonstrates our ability to achieve significant growth across a business that is unrivalled in its breadth and reach. At the same time, we have made rapid progress in the implementation of our new commercial strategy, which is building on the combined strength of our Crop Protection and Seeds businesses to develop a fully integrated offer on a global crop basis.  By bringing together our commercial teams, we will be able to leverage the potential of our entire portfolio and to create additional value for our customers.”

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – April 15, 2011 / Page  of 2 of 3

Unaudited First Quarter Product Line and Regional Sales

Syngenta	Q1 2011(1) $m	Q1 2010(1) $m	Actual %	CER(2) %
Crop Protection	2790	2510	+11	+10
Seeds	1244	1036	+20	+20
Business Development	0	2	n/a	n/a
Inter-segment elimination(3)	-17	-20	n/a	n/a
Third Party Sales	4017	3528	+14	+13

Crop Protection
Product line
Selective Herbicides	827	743	+11	+10
Non-selective Herbicides	250	232	+8	+5
Fungicides	881	807	+9	+9
Insecticides	430	351	+22	+21
Seed Care	257	239	+8	+6
Professional Products	128	120	+7	+ 4
Others	17	18	-3	-6
Total	2790	2510	+11	+10
Regional
Europe, Africa and Middle East	1111	958	+16	+16
North America	695	687	+1	-
Latin America	475	414	+15	+14
Asia Pacific	509	451	+13	+7
Total	2790	2510	+11	+10

Seeds
Product line
Corn & Soybean	634	553	+15	+15
Diverse Field Crops	297	193	+54	+53
Vegetables	177	160	+10	+10
Flowers	136	130	+5	+5
Total	1244	1036	+20	+20
Regional
Europe, Africa and Middle East	593	465	+28	+28
North America	560	488	+15	+14
Latin America	53	40	+33	+32
Asia Pacific	38	43	-12	-14
Total	1244	1036	+20	+20

(1)      Mexico sales reported in Latin America (previously NAFTA).

(2)      Growth at constant exchange rates.

(3)      Crop Protection inter-segment sales to Seeds.

Syngenta – April 15, 2011 / Page  of 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	April 15, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration